

UN
SECURITIES ANI
12060755
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YieldQuest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3280 Peachtree Road, Suite 2600
(No. and Street)

Atlanta (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Schwartz 404-446-3370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.
(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PARKWAY, SUITE 108-381 (Address) ATHENS (City), GA (State) 30606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YieldQuest Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Julia S. Gray
Notary Public
DeKalb County, State of Georgia
Commission Exp: 9/26/14

Signature

SR VP/CCO
Title

Julia S. Gray
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66884

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YieldQuest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3280 Peachtree Road, Suite 2600
(No. and Street)

Atlanta (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Schwartz 404-446-3370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.
(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PARKWAY, SUITE 108-381 (Address) ATHENS, (City) GA (State) 30606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YieldQuest Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YIELDQUEST SECURITIES, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
YieldQuest Securities, LLC

We have audited the statement of financial condition of YieldQuest Securities, LLC (the "Company") as of December 31, 2011 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YieldQuest Securities, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
February 13, 2012

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

YIELDQUEST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

CURRENT ASSETS:		
Cash	$	140,331
Securities owned, at fair value		1,465,632
Deposits with clearing organization		55,977
Commissions receivable		188,676
Due from member - current		1,748
Total current assets		1,852,364
FURNITURE AND EQUIPMENT		593,113
Less accumulated depreciation		(483,337)
Furniture and equipment - net		109,776
OTHER ASSETS:		
Organizational costs, net of accumulated amortization of $2,223		-
Deposit		25,013
Due from members - long term		8,828
Total other assets		33,841
TOTAL	$	1,995,981

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Payable to clearing organization - margin debit	$	931,728
Accounts payable and accrued expenses		89,507
Note payable to member		350,000
Securities sold, not yet purchased, at fair value		21,436
Accrued bonuses payable		61,993
Total current liabilities		1,454,664
LONG-TERM LIABILITY - deferred rent payable		29,211
TOTAL LIABILITIES		1,483,875
MEMBERS' EQUITY		512,106
TOTAL	$	1,995,981

See Independent Auditors' Report and
Notes to Financial Statements.

YIELDQUEST SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

COMMISSIONS	$ 5,676,973
OPERATING EXPENSES:	
Salaries and benefits	2,138,207
Legal and professional	1,428,344
Clearing	453,291
Research	325,190
Rent	189,359
Compliance	93,838
Insurance	76,732
Advertising	74,951
Depreciation	61,399
Telephone	47,212
Meals and entertainment	38,552
Travel	23,945
Office	21,600
Taxes and licenses	10,507
Fund distribution	5,724
Postage and delivery	3,711
Printing and reproduction	2,681
Bank charges	2,590
Continuing education	2,149
Total expenses	4,999,982
Net earnings before other income <expense>	676,991
OTHER INCOME <EXPENSE>:	
Trading gains - net	51,368
Interest income	4,520
Interest expense	(4,652)
Charitable contributions	(300)
Net other income	50,936
NET INCOME	$ 727,927

See Independent Auditors' Report and
Notes to Financial Statements.

YIELDQUEST SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

MEMBERS' EQUITY, JANUARY 1	$	693,550
Net income		727,927
Member contributions		427,026
Members' distributions		(1,223,846)
Redemption of members' interests		(112,551)
MEMBERS' EQUITY, DECEMBER 31		512,106

See Independent Auditors' Report and
Notes to Financial Statements.

YIELDQUEST SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITIES:		
Net income	$	727,927
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		61,399
(Increase) decrease in:		
Securities owned, at fair value		(415,471)
Commissions receivable		121,543
Due from employee		47,974
Increase (decrease) in:		
Checks outstanding in excess of bank balance		(14,955)
Payable to clearing organization - margin debit		366,790
Note payable to member		200,000
Accounts payable and accrued expenses		(74,887)
Securities sold, not yet purchased, at fair value		9,036
Accrued bonuses payable		60,443
Deferred rent payable		(49,829)
Net cash provided by operating activities		1,039,970
INVESTING ACTIVITIES:		
Purchase of property and equipment		(2,021)
Repayments of due from members		597
Net cash used by investing activities		(1,424)
FINANCING ACTIVITIES:		
Member contributions		427,026
Members' distributions		(1,223,846)
Redemption of members' interests		(112,551)
Net cash used by financing activities		(909,371)
NET INCREASE IN CASH		129,175
CASH AT BEGINNING OF YEAR		11,156
CASH AT END OF YEAR	$	140,331
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Interest payments	$	4,652

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

YieldQuest Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and FINRA. The Company is a Georgia limited liability company (LLC).

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation and Amortization

Depreciation is computed on the same basis that the Company uses for its partnership income tax returns, on a tax basis. This basis encompasses using the modified accelerated cost recovery system (MACRS) using useful lives of five to thirty one years. The difference between the tax basis used and depreciation in accordance with generally accepted accounting principles was deemed immaterial. Amortization is provided on a straight-line basis using an estimated useful life of five years.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Off-Balance Sheet Risks and Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Securities Transactions
Securities transactions are recorded on a trade date basis, as if they had settled. Profit or loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

2. DEPOSITS WITH CLEARING ORGANIZATIONS

The amounts deposited with clearing organizations for the year ended December 31, 2011 is $55,977. The Company clears all of its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis.

3. COMMISSIONS RECEIVABLE

Commission revenue is derived by the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction a commission is earned by the Company for its selling and administrative efforts. Commissions receivable for the year ended December 31, 2011 is $188,676.

4. SECURITIES OWNED

Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair value and securities not readily marketable, if any, are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. Net realized and unrealized gain (loss) on trading securities is reported on the accompanying Statement of Operations. The unrealized gain that relates to trading securities held as of December 31, 2011 is $28,100.

5. FAIR VALUE MEASUREMENTS

As defined in Accounting Standards Codification 820 Fair Value Measurements (ASC 820), fair value is the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date (an exit price methodology). ASC 820 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.
Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

The following table sets forth the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2011:

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
State and municipal obligations	$1,446,522	$ -	$1,446,522	$ -
Corporate obligation	19,110	-	19,110	-
Securities sold, not yet purchased:				
State and municipal obligations	(21,436)	-	(21,436)	-
Total	$1,444,196	$ -	$1,444,196	$ -

6. PAYABLE TO CLEARING ORGANIZATION

Amounts payable to clearing organization as of December 31, 2011 is $931,902 and is reflected on the Statement of Financial Condition. The Company clears its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis. The amount payable relates to the aforementioned transactions and is collateralized by securities owned by the Company.

7. **COMMITMENTS**

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2011 are as listed below:

Year Ending December 31:		
2012	$	338,664
2013		345,955
2014		353,435
2015		119,950
Thereafter		-
	$	1,158,004

A portion of the aggregate annual rentals shown above includes 100% of the rental obligation for facilities shared by the Company and YieldQuest Advisor's, LLC (the RIA). The Company and the RIA each pay a portion of the rental expense for such facility based on a management expense sharing agreement, see also note 11. The Company's aggregate rent expense for the year ended December 31, 2011 is $189,359.

In October, 2007, the Company moved to new facilities signing a 90 month lease. As incentive for the Company to move, the landlord provided free rent for the first six months of occupancy. Starting in October, 2007, rent expense was recorded based on the total rental commitment of 90 months. Due to the free rent term, however, there was a difference in the expense recorded and the actual rent remitted. The difference between the expense and the rent remitted is recorded as deferred rent on the statement of financial condition. As of December 31, 2011, deferred rent is $29,211.

8. **OTHER INCOME <EXPENSE>**

In 2008, the Company entered into a 5 year, exclusive agreement with their clearing broker-dealer. A penalty would be charged if the Company chose to terminate their relationship with the clearing broker within the first five years as follows. If terminated:

On or before March 31, 2012	200,000
On or before March 31, 2013	100,000

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $282,379, which was $182,379 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 517.90%.

10. EXEMPTIVE PROVISION

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

11. RELATED PARTY TRANSACTIONS

As of December 31, 2011 the Company has a note payable to a member in the amount $350,000. The Note is reflected on the accompanying Statement of Financial Condition.

A substantial portion of revenue was earned from an affiliate. For the year ended December 31, 2011 commissions from an affiliate was approximately $2.8 million.

Members received total salaries of $1,147,167 for the year ended December 31, 2011 which is reported as salaries and benefits on the statement of operations.

The Company and YieldQuest Advisors, LLC (the RIA), a company under common control, share office space and have entered into a management expense sharing agreement (Agreement). Certain shared expenses are allocated between the the Company and the RIA based on square footage utilized by each company respectively.

In addition to the RIA, there is another entity under common control that provides marketing and research services - BKC Systems, Inc. (BKC). For the year ended December 31, 2011 BKC received $1,110,000 for its services, which is included in the statement of operations as legal and professional fees.

During the year ended December 31, 2011 the cash flow of the RIA under common control was not sufficient to pay back its debt to the Company, as a result the Company forgave the debt that was due from the RIA under common control. Since the ownership of the Company and RIA are identical, the forgiveness is a members' distribution for the Company, and a corresponding members' contribution to the RIA. The aforementioned distribution is reported on the Statement of Changes in Members' equity as members' distributions.

YIELDQUEST SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

	SCHEDULE 1
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 512,106
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Due from members	(10,576)
Furniture and equipment - net	(109,776)
Deposit	(25,013)
15c3-1(f) securities	(84,362)
NET CAPITAL	$ 282,379
AGGREGATE INDEBTEDNESS:	
Payable to clearing organization - margin debit	931,728
Accounts payable and accrued expenses	89,507
Note payable to member	350,000
Accrued bonuses payable	61,993
Deferred rent payable	29,211
Total aggregate indebtedness	$ 1,462,439
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 100,000
Excess net capital	$ 182,379
Excess net capital at 1,000 percent	$ 136,135
Percentage of aggregate indebtedness to net capital	517.90%

There is no difference in the above computation and the Company's net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2011.

See Independent Auditors' Report

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

To the Members
YieldQuest Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 14 and 15 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by YieldQuest Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating YieldQuest Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). YieldQuest Securities, LLC's management is responsible for the YieldQuest Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Wade J. Boudin & Company

Atlanta, Georgia
February 13, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066884 FINRA DEC
YIELDQUEST SECURITIES LLC 16*16
3280 PEACHTREE RD STE 2600
ATLANTA GA 30305

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gary Schwartz (404) 446-3370

2. A. General Assessment (item 2e from page 2) $ 12,818

B. Less payment made with SIPC-6 filed (exclude interest) (7,087)

7/26/11
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 5,731

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,731

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,731

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

YieldQuest Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO / SR. VP
(Title)

Dated the 13th day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 1, 2011 and ending Dec. 31, 2011

Eliminate cents

Item No.		
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,735,816
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
	(2) Net loss from principal transactions in securities in trading accounts.	—
	(3) Net loss from principal transactions in commodities in trading accounts.	—
	(4) Interest and dividend expense deducted in determining item 2a.	—
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
	(7) Net loss from securities in investment accounts.	—
	Total additions	—
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3111
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	421,475
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	145,857
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	9,609
	(Deductions in excess of $100,000 require documentation)	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 28,601	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
	Enter the greater of line (i) or (ii)	28,601
	Total deductions	608,653
2d.	SIPC Net Operating Revenues	$ 5,127,163
2e.	General Assessment @ .0025	$ 12,818
		(to page 1, line 2.A.)

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Members
YieldQuest Securities, LLC

In planning and performing our audit of the financial statements and supplementary schedule of YieldQuest Securities, LLC (the "Company"), as of and for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J Bauden & Company

Atlanta, Georgia
February 13, 2012